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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              [ ] Check if an application to determine eligibility of
                  a trustee pursuant to section 305(b)(2)


                      DEUTSCHE BANK NATIONAL TRUST COMPANY
               (Exact name of trustee as specified in its charter)


 300 SOUTH GRAND AVENUE
 LOS ANGELES, CALIFORNIA 90071                                   13-3347003
 (Address of principal                                     (I.R.S. Employer
 executive offices)                                     Identification No.)


                   Thornburg Mortgage Securities Trust 2003-6
               (Exact name of obligor as specified in its charter)

 DELAWARE                                                       Applied For
 (State or other jurisdiction of                           (I.R.S. Employer
 Incorporation or organization)                         Identification No.)


 C/O WILMINGTON TRUST COMPANY
 Rodney Square North
 1100 North Market Street
 Wilmington, Delaware                                           19890-0001
 (Address of principal executive offices)                       (Zip Code)



                      Mortgage-Backed Notes, Series 2003-6
                       (Title of the Indenture Securities)


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Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                           ADDRESS
Office of the Comptroller           1114 Avenue of the
of the Currency                   Americas, Suite 3900
                              New York, New York 10036

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits

Exhibit 1 -

Articles of Association as amended on April 15, 2002.

Exhibit 2 -

Certificate of the Comptroller of the Currency dated October 20, 2003.

Exhibit 3 -

Certification of Fiduciary Powers dated October 20, 2003.

Exhibit 4 -

Existing By-Laws of Deutsche Bank National Trust Company as amended dated May 21, 2003.

Exhibit 5 -

Not Applicable.

Exhibit 6 -

Consent of Deutsche Bank National Trust Company required by Section 321(b) of the Act.

Exhibit 7 -

Reports of Condition of Deutsche Bank National Trust Company, dated as of June 30, 2003.


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 SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Deutsche Bank National Trust Company, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of California, on the 11th day of December, 2003.




                              Deutsche Bank National Trust Company
                              By: /s/ Ronaldo Reyes
                                 ---------------------------------
                              Ronaldo Reyes
                              Assistant Vice President